UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

INDIE SEMICONDUCTOR, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-40481
(State or other jurisdiction of incorporation)	(Commission File Number)

32 Journey Aliso Viejo, California	92656
(Address of Principal Executive Offices)	(Zip Code)

Donald McClymont (949) 608 0854
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024
☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ____

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

This report for the year ended December 31, 2024 has been prepared by management of indie Semiconductor, Inc. (the “Company,” “we,” “us,” and “our”) to comply with Section 13(p) of the Securities Exchange Act of 1934, as amended, and Rule 13p-1 (the “Rule”) promulgated thereunder and in accordance with the Instructions to Form SD except, however, that we are relying on the Updated Statement on the Effect of the Court of Appeals Decision on the Conflict Minerals Rule issued by the Division of Corporation Finance of the Securities and Exchange Commission (“SEC”) on April 7, 2017 (the “April 2017 Guidance”). As permitted under the April 2017 Guidance, this report does not address Item 1.01(c) of Form SD.

Conflict Minerals Disclosure

For the calendar year 2024, the Company evaluated its products and determined that certain conflict minerals are necessary to the functionality or production of its products (the “Covered Products”). Following our initial determination that the Covered Products contain conflict minerals, we conducted a good faith reasonable country of origin inquiry (“RCOI”) designed to determine whether such conflict minerals may have originated in the Democratic Republic of Congo or an adjoining country (the “Covered Countries”).

Reasonable Country of Origin Inquiry (“RCOI”)

As part of this RCOI, the Company undertook routine due diligence to seek to determine the source and chain of custody of conflict minerals necessary to the functionality or production of the Covered Products. In conducting due diligence on the supply chain sourcing, the Company followed current industry guidelines developed by the Responsible Minerals Initiative (“RMI”). The Company relied on the RMI's Responsible Minerals Assurance Process (“RMAP”), which enables companies to trace the mine of origin of conflict minerals. The RMAP provides third-party audits of smelters and refiners to ensure that all certified smelters and refiners only use ore that is conflict free from the Democratic Republic of Congo or any country that shares an internationally recognized border with the Democratic Republic of Congo. We believe our RCOI process was reasonably designed to determine (a) whether any of the conflict minerals contained in our products originated in the Covered Countries (as defined by the Rule) and (b) whether any of the conflict minerals are from recycled or scrap sources, and was performed in good faith.

We obtained Conflict Minerals Reporting Templates (“CMRTs”) developed by RMI from suppliers who supplied the Covered Products or components of the Covered Products to us during calendar year 2024 that contained one or more conflict minerals. CMRTs were reviewed for completeness and consistency. However, there are inherent limitations in the information provided by third parties, including but not limited to potential inaccuracies, incompleteness, or falsified information, despite our efforts to review the information. To the extent possible, we determined the specific conflict minerals that were supplied to us by each supplier in order to analyze each supplier’s CMRT more precisely.

Determination

As a downstream purchaser, we do not purchase any conflict minerals directly from mines, smelters, or refiners. We rely on our suppliers to gather information on the source of any conflict minerals used in our supply chain. Our suppliers provided us with information at a product-specific level, which means that our suppliers reported on supply chain information for products produced for indie.

Based on the results of our RCOI, the Company has concluded in good faith that (i) the conflict minerals necessary to the functionality or production of the Covered Products did not originate in any of the Covered Countries based on the responses of our suppliers or (ii) it does not have sufficient information to determine whether the conflict minerals necessary to the functionality or production of the Covered Products originated in any of the Covered Countries or came from recycled or scrap sources.

This information is publicly available at https://www.indie.inc/company/quality. The website and the information accessible through it are not incorporated into this report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

INDIE SEMICONDUCTOR, INC.

May 30, 2025	By:	/s/ Donald McClymont
		Name:	Donald McClymont
		Title:	Chief Executive Officer